CERTIFICATE OF QUALIFIED PERSON

To Accompany the report entitled: “Preliminary Economic Assessment of the F2 Gold System, Phoenix Gold Project, Red Lake, Ontario” dated August 9, 2013.

I, Sébastien B. Bernier, residing at 54 Bayside Crescent, Sudbury do hereby certify that:

1)	I am a Principal Consultant (Resource Geology) with the firm of SRK Consulting (Canada) Inc. (SRK) with an office at Suite 101, 1984 Regent Street South, Sudbury, Ontario, Canada;
2)
I am a graduate of the University of Ottawa in 2001 with B.Sc. (Honours) Geology and I obtained M.Sc. Geology from Laurentian University in 2003. I have practiced my profession continuously since 2002. I worked in exploration and commercial production of base and precious metals mainly in Canada.  I have been focussing my career on geostatistical studies, geological modelling and resource modelling of base and precious metals since 2004;

3)	I am a professional Geoscientist registered with the Association of Professional Geoscientists of Ontario (# 1847);
4)	I have not personally inspected the Phoenix Gold Project, but have relied on site visits by Mr. Stephen Taylor, PEng (PEO # 90365834) on January 22, 2013 and on April 17, 2013.
5)
I have read the definition of Qualified Person set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association, and past relevant work experience, I fulfill the requirements to be a Qualified Person for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6)	I, as a Qualified Person, am independent of the issuer as defined in Section 1.5 of National Instrument 43-101;
7)	I am the co-author of this report and responsible for Section 13 and accept professional responsibility for that section of this technical report;
8)	I have had no prior involvement with the subject property;
9)	I have read National Instrument 43-101 and confirm that this technical report has been prepared in compliance therewith;
10)
SRK Consulting (Canada) Inc. was retained by Rubicon Mineral Corporation to prepare a technical audit of the Phoenix project. In conducting our audit, a gap analysis of project technical data was completed using CIM “Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines” and Canadian Securities Administrators National Instrument 43-101 guidelines. The preceding report is based on a site visit, a review of project files and discussions with Rubicon Minerals Corporation personnel;

11)	I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Phoenix project or securities of Rubicon Minerals Corporation; and
12)
That, as of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Sudbury, Ontario August 9, 2013	"Sébastien B. Bernier" (signed and sealed) Sébastien B. Bernier, PGeo (APGO#1847) Principal Consultant (Resource Geology)